Exhibit (a)(5)(B)

HIGHLANDS REIT, INC.

1 South Dearborn Street, 20th Floor

Chicago, Illinois 60603

November 20, 2023

Dear Stockholder:

The staff of the Securities and Exchange Commission (the “SEC”) has issued a comment to the Company informing us that, in their view, the price range at which we will purchase shares of our common stock, $0.01 par value per share (the “Shares”) pursuant to our previously announced modified “Dutch Auction” tender offer (as amended, the “Offer”) should be reduced in order to comply with their interpretation of applicable regulations. You are receiving these materials because, on November 20, 2023, Highlands REIT, Inc. (the “Company,” “we,” “us” or “our”) disclosed in Amendment No. 2 to the Schedule TO, originally filed on October 24, 2023 (“Amendment No. 2”) that we amended our previously announced Offer to (1) decrease the price range, in accordance with SEC staff interpretation, at which we will purchase the Shares, to a range of not greater than $0.14 nor less than $0.12 per Share and (2) increase the dollar amount being sought in the Offer to $25 million in value of Shares. Previously, the Company had offered to purchase up to $20 million in value of Shares at a purchase price not greater than $0.17 nor less than $0.12 per Share.

The Offer, which was previously scheduled to expire at 11:59 p.m., New York City time, on November 21, 2023, will be extended until 11:59 p.m., New York City time, on Wednesday, December 6, 2023 (the “Expiration Date”). Except as provided for in Amendment No. 2, all other terms and conditions of the Offer remain unchanged.

Stockholders who have questions may call Georgeson LLC, the information agent for the Offer (the “Information Agent”), at (800) 905-7281 (toll free).

THE AMENDED OFFER

We are offering to purchase up to $25 million in value of Shares in the Offer. Upon the terms and subject to the conditions of the Offer, we will determine a single per Share price that we will pay for Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer, taking into account the total number of Shares tendered and the prices specified by tendering stockholders. We will select the lowest single purchase price, not greater than $0.14 nor less than $0.12 per Share, that will allow us to purchase $25 million in value of Shares, or a lower amount depending on the number of Shares properly tendered, not properly withdrawn from and accepted pursuant to the Offer (such purchase price, the “Final Purchase Price”). Subject to the terms and conditions of the Offer, if, based on the Final Purchase Price, Shares having an aggregate value of less than $25 million are properly tendered, not properly withdrawn from and accepted pursuant to the Offer, we will buy all Shares properly tendered and not properly withdrawn from the Offer. All Shares acquired in the Offer will be acquired at the Final Purchase Price, including those Shares tendered at a price lower than the Final Purchase Price. Only Shares properly tendered at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased. We may not purchase all of the Shares tendered at or below the Final Purchase Price if, based on the Final Purchase Price, Shares having an aggregate value in excess of $25 million are properly tendered, not properly withdrawn from and accepted pursuant to the Offer, because of the “odd lot” priority and proration provisions described in the Offer to Purchase, dated October 24, 2023, as amended (the “Offer to Purchase”). Shares not purchased in the Offer will be returned to the tendering stockholders promptly after the Expiration Date.

At the maximum Final Purchase Price of $0.14 per Share, we would purchase 178,571,429 Shares if the Offer is fully subscribed, which would represent approximately 20% of our outstanding Shares as of October 23, 2023. At the minimum Final Purchase Price of $0.12 per Share, we would purchase 208,333,333 Shares if the Offer is fully subscribed, which would represent approximately 23.4% of our outstanding Shares as of October 23, 2023.

THE OFFER WILL EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON WEDNESDAY, DECEMBER 6, 2023, UNLESS FURTHER EXTENDED.

What Stockholders Need to Do Now

Enclosed is an Amended Letter of Transmittal. Stockholders who have already tendered Shares within the range of $0.12 to $0.14 per Share, and do not want to tender additional shares, do not need to take any further action.

However, all previous tenders by stockholders within the range of $0.15 to $0.17 per Share have been invalidated. Therefore, such stockholders, and any other stockholders who wish to tender their Shares in the Offer, must deliver an Amended Letter of Transmittal to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”).

Tenders of Shares must be made on or prior to the expiration of the Offer and may be withdrawn at any time on or prior to 11:59 p.m., New York City Time, on December 6, 2023, the expiration of the Offer, unless further extended.

While our Board of Directors has authorized us to make the amended Offer, neither we nor any member of our Board of Directors, the Information Agent or the Depositary, makes any recommendation to you as to whether you should tender or refrain from tendering your Shares or as to the purchase price or purchase prices at which you may choose to tender your Shares. You must make your own decision as to whether to tender your Shares and, if so, how many Shares to tender and the purchase price or purchase prices at which you will tender them. In doing so, you should read carefully the information in the Offer to Purchase, as amended, and in the Amended Letter of Transmittal. You should discuss whether to tender your Shares with your broker or other financial or tax advisors.

We have been advised that none of our directors or executive officers intends to tender any Shares in the Offer. See the Offer to Purchase for more information.

If you have any questions regarding the Offer or need assistance in tendering your Shares, you may contact the Information Agent for the Offer at (800) 905-7281 (toll free). Requests for copies of the Offer to Purchase or additional copies of the Amended Letter of Transmittal may also be directed to the Information Agent.

Sincerely,

Richard Vance

President, Chief Executive Officer and Director

Enclosures